Exhibit 99.1

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Cassia Curran

NetEase, Inc.

cassia@corp.netease.com

Tel: (+86) 571-8985-2076

NetEase Reports Second Quarter 2012

Unaudited Financial Results

(Beijing — August 15, 2012) — NetEase, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the second quarter ended June 30, 2012.

William Ding, Chief Executive Officer and Director of NetEase, stated, “We place great emphasis on setting standards of excellence for China’s Internet audience. The merits of this strategy can be found in our continued growth and loyalty in our user base. For the second quarter of 2012, our total revenues increased 12.7% year-over-year, with online games growing by 10.8% and advertising services increasing by 20.4%.”

“In the second quarter, we continued to advance our self-developed games with certain standout performances. Ghost achieved record revenue in May, gaining traction from its open beta testing launch in April. Fantasy Westward Journey demonstrated a stable increase in revenue driven by positive user response to new content for this game.  During the second quarter, we also launched open beta testing for Tianxia III, as well as releasing new expansion packs for Warsong of Westward Journey in April, Heroes of Tang Dynasty in May and Westward Journey Online II at the end of June. We expect the effect from the new launches for our self-developed games to be reflected in upcoming periods.”

“Although playing time for Blizzard Entertainment’s World of Warcraft® declined during the second quarter, leading to a quarter-over-quarter decrease of online game revenues, World of Warcraft continues to have a very enthusiastic community of players in China. We look forward to releasing Blizzard’s Mists of Pandaria™, the fourth expansion pack for World of Warcraft, as soon as possible to build on the game’s large and passionate player base in China.”

“In the second half of the year, we will focus on launching several new games and introducing expansion packs to existing games such as Fantasy Westward Journey, Tianxia III, Ghost and Westward Journey Online III. Our newest games under development are progressing well. In response to growing market demand for action games, we launched initial closed beta testing for two such games in July: Kung Fu Master, formerly called Wu Hun, as well as Soul of the Fighter, formerly called Soul of Warrior. Early feedback for both games has been encouraging, and we are preparing for their commercial launch in the second half of the year. In addition, our next generation 3D MMORPG Dragon Sword and 3D action real-time strategy game Heroes of Three Kingdoms are being developed to the highest standards of quality, and we will be performing technical tests this year to obtain user feedback on those games.”

“Content innovation, new product development as well as service integration among mobile platforms continues to attract new advertising customers. Revenues from advertising services grew 42.3% quarter-over-quarter, led by the automobile, fast moving consumer goods and financial services sectors. Our recent focus has been on high profile sporting events, such as Euro Cup 2012 and the London Olympics. In the second quarter, we were pleased to secure a strategic partnership with China Network Television to broadcast the London Olympic Games as well as the opening and closing ceremonies on our portal and our top-ranking mobile news application.”

“Mobile access and the introduction of new attractive content are contributing to continued user growth in our portal and e-mail business. In the second quarter, the registered number of users for our micro-blogging service increased by 48.8% sequentially to 180 million.  Mailbox services also increased to 495 million registered users as of June 30, 2012. We continue to advance both services by introducing new content and enhancing the user experience to broaden our existing community.”

“Our robust games portfolio, industry leading portal and growing search business are built on the success of providing a highly differentiated platform that caters to quality and optimizing user experience. We continue to build our products and services to meet customers’ demands for new content with a robust pipeline of games and activities planned for the second half of the year,” Mr. Ding concluded.

Second Quarter 2012 Financial Results

Revenues

Total revenues for the second quarter of 2012 were RMB2.0 billion (US$315.5 million), compared to RMB2.0 billion and RMB1.8 billion for the preceding quarter and the second quarter of 2011, respectively.

Revenues from online games were RMB1.7 billion (US$275.3 million) for the second quarter of 2012, compared to RMB1.8 billion and RMB1.6 billion for the preceding quarter and the second quarter of 2011, respectively.

Revenues from advertising services were RMB204.2 million (US$32.1 million) for the second quarter of 2012, compared to RMB143.5 million and RMB169.6 million for the preceding quarter and the second quarter of 2011, respectively.

Revenues from e-mail, wireless value-added services and others (“E-mail, WVAS and others”) were RMB51.4 million (US$8.1 million) for the second quarter of 2012, compared to RMB39.6 million and RMB30.7 million for the preceding quarter and the second quarter of 2011, respectively.

Gross Profit

Gross profit for the second quarter of 2012 was RMB1.3 billion (US$208.0 million), compared to RMB1.3 billion and RMB1.2 billion for the preceding quarter and the second quarter of 2011, respectively.

The year-over-year increase in gross profit was primarily attributable to increased revenues from NetEase’s online game business. The year-over-year increase in online game revenues was primarily driven by increased revenues from the Company’s self-developed games, Ghost, Fantasy Westward Journey and Tianxia III, which was partially offset by a decline in revenue from Blizzard Entertainment’s World of Warcraft.

Gross Profit (Loss) Margin

Gross profit margin for the online game business for the second quarter of 2012 was 73.3%, compared to 73.0% and 70.2% for the preceding quarter and the second quarter of 2011, respectively.

Gross profit margin for the advertising business for the second quarter of 2012 was 33.0%, compared to 19.8% and 43.9% for the preceding quarter and the second quarter of 2011, respectively. The quarter-over-quarter increase in gross profit margin was primarily due to an increase in advertising revenues. The year-over-year decrease in gross profit margin was primarily due to increased headcount-related costs and video content costs incurred in the second quarter of 2012.

Gross loss margin for the E-mail, WVAS and others business for the second quarter of 2012 was 11.6%, compared to 18.0% and 7.8% for the preceding quarter and the second quarter of 2011, respectively. The quarter-over-quarter change was mainly due to improved performance from NetEase’s e-commerce business in the second quarter of 2012.

Operating Expenses

Total operating expenses for the second quarter of 2012 were RMB437.7 million (US$68.9 million), compared to RMB355.7 million and RMB365.8 million for the preceding quarter and the second quarter of 2011, respectively. The quarter-over-quarter increase in operating expenses was mainly due to increased selling and marketing promotional activities related to open beta testing launched in the second quarter of 2012 for Ghost and Tianxia III, and increased research and development expenses related to product development. The year-over-year increase in operating expenses was primarily due to increased headcount-related costs included in general and administrative expenses and research and development expenses.

Net Profit

Net profit for the second quarter of 2012 totaled RMB875.3 million (US$137.8 million), compared to RMB941.7 million and RMB772.5 million for the preceding quarter and the second quarter of 2011, respectively.

During the second quarter of 2012, the Company reported a net foreign exchange loss of RMB36.0 million (US$5.7 million), compared to a net foreign exchange gain of RMB17.6 million and a net foreign exchange loss of RMB3.0 million for the preceding quarter and the second quarter of 2011, respectively. The quarter-over-quarter and year-over-year changes in foreign exchange gains and losses were mainly due to the translation gains and losses arising from the Company’s Euro-denominated bank deposit balances as of June 30, 2012 as the exchange rate of the Euro against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$1.05 each for the second quarter of 2012. The Company reported basic and diluted earnings per ADS of US$1.13 each for the preceding quarter, and reported basic and diluted earnings per ADS of US$0.93 each for the second quarter of 2011.

Income Taxes

The Company recorded a net income tax charge of RMB149.5 million (US$23.5 million) for the second quarter of 2012, compared to RMB163.1 million and RMB92.4 million for the preceding quarter and the second quarter of 2011, respectively. The effective tax rate for the second quarter of 2012 was 14.8%, compared to 14.9% and 10.9% for the preceding quarter and the second quarter of 2011, respectively.

The Company’s various principal subsidiaries renewed their qualifications as High and New Technology Enterprises in 2011, and enjoy the preferential enterprise income tax rate of 15% from 2011 to 2013, subject to annual review by the relevant tax authorities in China.

The year-over-year increase in effective tax rate was primarily due to the expiration of the enterprise income tax exemption period for certain subsidiaries that were qualified as Software Enterprises, which resulted in an increase in their applicable tax rate from 0% to 12.5%.

Other Information

As of June 30, 2012, the Company’s total cash and time deposits balance was RMB13.8 billion (US$2.2 billion), compared to RMB11.9 billion as of December 31, 2011. Cash flow generated from operating activities was RMB880.9 million (US$138.7 million) for the second quarter of 2012, compared to RMB1.3 billion and RMB995.0 million for the preceding quarter and the second quarter of 2011, respectively.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  Translations of amounts from RMB into US$ were calculated at the noon buying rate of US$1.00 = RMB6.3530 on the last trading day of June 2012 (June 29, 2012) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 29, 2012, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a conference call at 9:00 p.m. Eastern Time on Wednesday, August 15, 2012 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, August 16, 2012). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-877-941-2068 (international: 1-480-629-9712), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-800-406-7325 (international: 1-303-590-3030), and entering passcode 4556534#. The replay will be available through August 29, 2012.

This call is being webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites, which are operated by its affiliates.  In particular, NetEase provides online game services to Internet users through the in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, Tianxia III, Heroes of Tang Dynasty, Datang and Ghost, as well as the licensed games, World of Warcraft® and StarCraft® II from Blizzard Entertainment.

NetEase also offers online advertising on its websites, which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified advertising services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the web that are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services that the NetEase websites offer include instant messaging, online personal advertisements, matchmaking, alumni clubs and community forums. The Company believes that it is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites as well as its micro-blogging services provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*      *      *

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games such as Ghost, Tianxia III, Kung Fu Master and Soul of the Fighter or expansion packs and other improvements to its existing games, including its current and planned expansion packs for Heroes of Tang Dynasty, Warsong of Westward Journey, Westward Journey Online II and other games, do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft, StarCraft II or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among Internet users or result in increased advertising revenue; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its micro-blogging services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks out lined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	June 30,	June 30,
	2011	2012	2012
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	2,214,618	1,075,734	169,327
Time deposits	9,704,777	12,227,426	1,924,670
Restricted cash	318,684	521,083	82,022
Accounts receivable, net	230,047	274,174	43,156
Prepayments and other current assets	900,464	856,354	134,795
Short-term investments	993,606	1,049,456	165,191
Deferred tax assets	111,990	144,793	22,791
Total current assets	14,474,186	16,149,020	2,541,952

Non-current assets:
Property, equipment and software, net	848,469	791,541	124,593
Land use right, net	11,788	11,658	1,835
License right, net	48,962	14,950	2,353
Deferred tax assets	2,586	2,576	405
Time deposits	—	478,000	75,240
Other long-term assets	58,940	71,982	11,330
Total non-current assets	970,745	1,370,707	215,756
Total assets	15,444,931	17,519,727	2,757,708

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	134,217	104,062	16,380
Salary and welfare payables	244,398	207,961	32,734
Taxes payable	391,769	367,774	57,890
Deferred revenue	1,014,073	1,139,312	179,334
Accrued liabilities and other payables	498,120	614,363	96,704
Total current liabilities	2,282,577	2,433,472	383,042

Long-term payable:
Other long-term payable	63,890	74,511	11,728
Total liabilities	2,346,467	2,507,983	394,770

Total NetEase, Inc.’s equity	13,126,701	15,066,675	2,371,584
Noncontrolling interests	(28,237)	(54,931)	(8,646)
Total shareholders’ equity	13,098,464	15,011,744	2,362,938

Total liabilities and shareholders’ equity	15,444,931	17,519,727	2,757,708

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2011	2012	2012	2012
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,577,810	1,821,029	1,748,695	275,255
Advertising services	169,644	143,451	204,179	32,139
E-mail, WVAS and others	30,669	39,630	51,396	8,090

Total revenues	1,778,123	2,004,110	2,004,270	315,484
Business taxes	(44,507)	(38,481)	(41,781)	(6,577)

Total net revenues	1,733,616	1,965,629	1,962,489	308,907

Total cost of revenues	(580,756)	(634,407)	(641,011)	(100,899)

Gross profit	1,152,860	1,331,222	1,321,478	208,008

Operating expenses:
Selling and marketing expenses	(212,898)	(130,497)	(194,679)	(30,644)
General and administrative expenses	(49,845)	(70,284)	(70,636)	(11,118)
Research and development expenses	(103,008)	(154,961)	(172,348)	(27,129)
Total operating expenses	(365,751)	(355,742)	(437,663)	(68,891)

Operating profit	787,109	975,480	883,815	139,117
Other income:
Investment income	399	13,926	12,968	2,041
Interest income	59,419	86,490	106,155	16,710
Exchange (losses) gains	(2,961)	17,597	(36,028)	(5,671)
Other, net	6,381	1,298	41,194	6,484

Net income before tax	850,347	1,094,791	1,008,104	158,681
Income tax	(92,428)	(163,063)	(149,544)	(23,539)

Net income after tax	757,919	931,728	858,560	135,142
Net loss attributable to noncontrolling interests	14,577	9,952	16,742	2,635
Net income attributable to the Company’s shareholders	772,496	941,680	875,302	137,777

Comprehensive income	757,919	931,728	858,560	135,142
Comprehensive loss attributable to noncontrolling interests	14,577	9,952	16,742	2,635
Comprehensive income attributable to the Company’s shareholders	772,496	941,680	875,302	137,777

Earnings per share, basic	0.24	0.29	0.27	0.04
Earnings per ADS, basic	5.92	7.18	6.66	1.05
Earnings per share, diluted	0.24	0.29	0.27	0.04
Earnings per ADS, diluted	5.90	7.17	6.65	1.05

Weighted average number of ordinary shares outstanding, basic	3,264,927	3,278,157	3,286,239	3,286,239
Weighted average number of ADS outstanding, basic	130,597	131,126	131,450	131,450
Weighted average number of ordinary shares outstanding, diluted	3,275,651	3,284,428	3,292,518	3,292,518
Weighted average number of ADS outstanding, diluted	131,026	131,377	131,701	131,701

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2011	2012	2012	2012
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	757,919	931,728	858,560	135,142
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	75,895	71,677	71,875	11,314
Share-based compensation cost	15,710	68,273	57,907	9,115
Allowance for provision for doubtful debts	1,788	921	3,823	602
(Gain) loss on disposal of property, equipment and software	(49)	(122)	1	—
Unrealized exchange (gains) losses	(1,238)	(18,719)	35,893	5,650
Deferred income taxes	(33,430)	(16,170)	(16,624)	(2,617)
Net equity share of (gain) loss from associated companies	(778)	256	(622)	(98)
Others	162	2,894	5,532	871
Changes in operating assets and liabilities:
Accounts receivable	(20,211)	20,720	(79,010)	(12,437)
Prepayments and other current assets	125,434	180,825	(8,557)	(1,347)
Accounts payable	(2,429)	14,857	(40,641)	(6,397)
Salary and welfare payables	40,634	(64,930)	28,478	4,483
Taxes payable	4,201	(19,620)	(49,830)	(7,844)
Deferred revenue	59,969	71,378	53,862	8,478
Accrued liabilities and other payables	(28,574)	92,897	(39,741)	(6,255)
Net cash provided by operating activities	995,003	1,336,865	880,906	138,660

Cash flows from investing activities:
Purchase of property, equipment and software	(36,130)	(23,280)	(48,915)	(7,700)
Proceeds from sale of property, equipment and software	49	182	6	1
Net change in short-term investments with terms of three months or less	(170,000)	(500,000)	(200,000)	(31,481)
Purchase of short-term investments	—	(154,277)	—	—
Proceeds from maturities of short-term investments	—	430,000	360,000	56,666
Purchase of license right	(39,300)	—	—	—
Transfer (to) from restricted cash	(35,000)	79,346	(281,745)	(44,348)
Net change in time deposits with terms of three months	12,928	117,997	(86,538)	(13,622)
Placement/rollover of matured time deposits	(1,551,500)	(4,429,917)	(2,989,388)	(470,547)
Proceeds from maturities of time deposits	1,002,444	2,933,775	1,437,523	226,275
Net change in other assets	(14,115)	(14,158)	(5,565)	(876)
Net cash used in investing activities	(830,624)	(1,560,332)	(1,814,622)	(285,632)

Cash flows from financing activities:
Capital contribution from noncontrolling interests	226	—	—	—
Proceeds from employees exercising stock options	10,728	21,033	3,679	579
Net cash provided by financing activities	10,954	21,033	3,679	579

Effect of exchange rate changes on cash held in foreign currencies	(438)	265	(6,678)	(1,051)
Net increase (decrease) in cash and cash equivalents	174,895	(202,169)	(936,715)	(147,444)
Cash and cash equivalents, beginning of the period	1,669,597	2,214,618	2,012,449	316,771
Cash and cash equivalents, end of the period	1,844,492	2,012,449	1,075,734	169,327

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	78,818	145,625	194,080	30,549
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	91,811	35,393	17,920	2,821

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2011	2012	2012	2012
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,577,810	1,821,029	1,748,695	275,255
Advertising services	169,644	143,451	204,179	32,139
E-mail, WVAS and others	30,669	39,630	51,396	8,090
Total revenues	1,778,123	2,004,110	2,004,270	315,484

Business taxes:
Online game services	(27,567)	(23,566)	(20,689)	(3,257)
Advertising services	(16,261)	(14,009)	(19,869)	(3,127)
E-mail, WVAS and others	(679)	(906)	(1,223)	(193)
Total business taxes	(44,507)	(38,481)	(41,781)	(6,577)

Net revenues:
Online game services	1,550,243	1,797,463	1,728,006	271,998
Advertising services	153,383	129,442	184,310	29,012
E-mail, WVAS and others	29,990	38,724	50,173	7,897
Total net revenues	1,733,616	1,965,629	1,962,489	308,907

Cost of revenues:
Online game services	(462,444)	(484,894)	(461,538)	(72,649)
Advertising services	(85,978)	(103,827)	(123,487)	(19,438)
E-mail, WVAS and others	(32,334)	(45,686)	(55,986)	(8,812)
Total cost of revenues	(580,756)	(634,407)	(641,011)	(100,899)

Gross profit (loss):
Online game services	1,087,799	1,312,569	1,266,468	199,349
Advertising services	67,405	25,615	60,823	9,574
E-mail, WVAS and others	(2,344)	(6,962)	(5,813)	(915)
Total gross profit	1,152,860	1,331,222	1,321,478	208,008

Gross profit (loss) margin:
Online game services	70.2%	73.0%	73.3%	73.3%
Advertising services	43.9%	19.8%	33.0%	33.0%
E-mail, WVAS and others	(7.8)%	(18.0)%	(11.6)%	(11.6)%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:     The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.3530 on the last trading day of June 2012 (June 29, 2012) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:     Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2011	2012	2012	2012
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	11,565	33,215	29,305	4,613
Operating expenses
- Selling and marketing expenses	2,217	4,680	3,356	528
- General and administrative expenses	(4,517)	11,926	9,359	1,473
- Research and development expenses	6,445	18,452	15,887	2,501